SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K/A

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the ammendment of the English translation of the letter dated February 13, 2015, filed by the company related to the Installment Class XIII.

The Company informs that on February 23, 2015, will start the payment of the eight installment of interests and first installment of capital related to the original Series XIII Notes issued on February 22, 2013.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	February 23, 2015
Number of service to be paid:	Eight installment of interests/ First installment of capital
Period comprised by the payment:	November 24, 2014/February 23, 2015
Concept of payment:	Interests (100%) , Capital (50%)
Payment Currency:	Argentine Pesos (ARS) at the Applicable Exchange Rate
Outstanding Capital:	USD 79,415,549
Annual Nominal Interest Rate:	1.90%
Interest being paid	USD 376.190,37
Capital being paid	-
Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on February 20, 2015.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 13, 2015